UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2023

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Shares, $0.01 par value	TGH	New York Stock Exchange
7.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preference Shares, $0.01 par value	TGH PRA	New York Stock Exchange
6.25% Series B Fixed Rate Cumulative Redeemable Perpetual Preference Shares, $0.01 par value	TGH PRB	New York Stock Exchange

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three and Six Months Ended June 30, 2023

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding (i) factors that are likely to continue to affect our performance and (ii) our belief that, assuming that our lenders remain solvent that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risk described in Item 4, “Risk Factors” of this Quarterly Report on Form 6-K and the risks we face that are described in the section entitled Item 3, “Key Information -- Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2023 (our “2022 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information -- Risk Factors” included in our 2022 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information -- Risk Factors” included in our 2022 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply, the anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic, and other factors discussed under Item 3, “Key Information -- Risk Factors” included in our 2022 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2022 Form 20-F.

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited)

(All currency expressed in United States dollars in thousands, except share data)

	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$153,738	$164,818
Marketable securities	—	1,411
Accounts receivable, net of allowance of $1,633 and $1,582, respectively	118,931	114,805
Net investment in finance leases, net of allowance of $191 and $252, respectively	130,681	130,913
Container leaseback financing receivable, net of allowance of $48 and $62, respectively	59,519	53,652
Trading containers	6,651	4,848
Containers held for sale	40,261	31,637
Prepaid expenses and other current assets	8,100	16,703
Due from affiliates, net	3,040	2,758
Total current assets	520,921	521,545
Restricted cash	102,336	102,591
Containers, net of accumulated depreciation of $2,092,858 and $2,029,667, respectively	4,182,242	4,365,124
Net investment in finance leases, net of allowance of $701 and $1,027, respectively	1,624,264	1,689,123
Container leaseback financing receivable, net of allowance of $15 and $52, respectively	834,809	770,980
Derivative instruments	146,994	149,244
Deferred taxes	1,165	1,135
Other assets	22,425	13,492
Total assets	$7,435,156	$7,613,234
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$21,363	$24,160
Container contracts payable	72,618	6,648
Other liabilities	5,667	5,060
Due to container investors, net	14,879	16,132
Debt, net of unamortized costs of $7,607 and $7,938, respectively	392,720	377,898
Total current liabilities	507,247	429,898
Debt, net of unamortized costs of $22,619 and $26,946, respectively	4,872,129	5,127,021
Derivative instruments	475	—
Income tax payable	13,889	13,196
Deferred taxes	16,055	13,105
Other liabilities	31,578	33,725
Total liabilities	5,441,373	5,616,945
Shareholders’ Equity:
Cumulative redeemable perpetual preferred shares, $0.01 par value, $25,000 liquidation preference per share. Authorized 10,000,000 shares; 12,000 shares issued and outstanding (equivalent to 12,000,000 depositary shares at $25.00 liquidation preference per depositary share)	300,000	300,000
Common shares, $0.01 par value. Authorized 140,000,000 shares; 60,060,224 shares issued and 41,336,704 shares outstanding at June 30, 2023; 59,943,282 shares issued and 43,634,655 shares outstanding at December 31, 2022	601	599
Treasury shares, at cost, 18,723,520 and 16,308,627 shares, respectively	(421,656)	(337,551)
Additional paid-in capital	447,886	442,154
Accumulated other comprehensive income	144,665	147,350
Retained earnings	1,522,287	1,443,737
Total shareholders’ equity	1,993,783	1,996,289
Total liabilities and shareholders’ equity	$7,435,156	$7,613,234

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues:
Operating leases - owned fleet	$143,484	$152,590	$288,808	$304,082
Operating leases - managed fleet	10,693	12,678	21,803	25,319
Finance leases and container leaseback financing receivable - owned fleet	37,986	37,964	76,453	72,549
Total lease rental income	192,163	203,232	387,064	401,950

Management fees - non-leasing	710	673	1,454	1,205

Trading container sales proceeds	4,849	5,392	8,815	13,010
Cost of trading containers sold	(4,650)	(4,945)	(8,771)	(11,701)
Trading container margin	199	447	44	1,309

Gain on sale of owned fleet containers, net	7,703	23,213	17,251	39,126

Operating expenses:
Direct container expense - owned fleet	10,399	6,779	20,442	12,298
Distribution expense to managed fleet container investors	9,507	11,302	19,432	22,475
Depreciation and amortization	70,527	72,957	142,365	145,450
General and administrative expense	12,752	13,185	25,871	24,712
Bad debt (recovery) expense, net	(100)	60	(405)	537
Container lessee default expense, net	12	435	51	555
Total operating expenses	103,097	104,718	207,756	206,027
Income from operations	97,678	122,847	198,057	237,563
Other (expense) income:
Interest expense	(42,138)	(37,593)	(84,268)	(72,902)
Other, net (1)	2,107	352	3,929	258
Net other expense	(40,031)	(37,241)	(80,339)	(72,644)
Income before income taxes	57,647	85,606	117,718	164,919
Income tax expense	(1,346)	(2,047)	(2,822)	(3,686)
Net income	56,301	83,559	114,896	161,233
Less: Dividends on preferred shares	4,969	4,969	9,938	9,938
Net income attributable to common shareholders	$51,332	$78,590	$104,958	$151,295

Net income attributable to common shareholders per share:
Basic	$1.22	$1.66	$2.47	$3.16
Diluted	$1.20	$1.63	$2.42	$3.10
Weighted average shares outstanding (in thousands):
Basic	41,963	47,486	42,536	47,942
Diluted	42,862	48,305	43,365	48,799

(1)
Amounts for the period ended June 30, 2022 have been reclassified to conform with the 2023 presentation (see Note 2 (f) “Reclassifications and Changes in Presentation”).

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net income	$56,301	$83,559	$114,896	$161,233
Other comprehensive income (loss), before tax:
Change in derivative instruments designated as cash flow hedges	45,823	29,720	32,239	89,100
Reclassification of realized (gain) loss on derivative instruments designated as cash flow hedges	(18,570)	1,004	(34,964)	4,295
Foreign currency translation adjustments	(53)	(180)	13	(236)
Comprehensive income, before tax	83,501	114,103	112,184	254,392
Income tax (expense) benefit related to items of other comprehensive income	(272)	(355)	27	(922)
Comprehensive income, after tax	83,229	113,748	112,211	253,470
Less: Dividends on preferred shares	4,969	4,969	9,938	9,938
Comprehensive income attributable to common shareholders	$78,260	$108,779	$102,273	$243,532

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

(All currency expressed in United States dollars in thousands, except share data)

								Accumulated
							Additional	other		Total
	Preferred shares		Common shares		Treasury shares		paid-in	comprehensive	Retained	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	income	earnings	equity
Balances, December 31, 2021	12,000	$300,000	59,503,710	$595	(10,671,855)	$(158,459)	$428,945	$9,750	$1,200,423	$1,781,254
Restricted share units vested	—	—	34,047	—	—	—	—	—	—	—
Exercise of share options	—	—	148,704	2	—	—	3,977	—	—	3,979
Purchase of treasury shares	—	—	—	—	(2,375,508)	(81,603)	—	—	—	(81,603)
Share-based compensation expense	—	—	—	—	—	—	3,498	—	—	3,498
Preferred shares dividends declared	—	—	—	—	—	—	—	—	(9,938)	(9,938)
Dividends declared to common shareholders	—	—	—	—	—	—	—	—	(23,858)	(23,858)
Net income	—	—	—	—	—	—	—	—	161,233	161,233
Comprehensive income (loss):
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	89,100	—	89,100
Reclassification of realized loss on derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	4,295	—	4,295
Foreign currency translation adjustments	—	—	—	—	—	—	—	(236)	—	(236)
Income tax expense related to items of other comprehensive income	—	—	—	—	—	—	—	(922)	—	(922)
Total comprehensive income										92,237
Balances, June 30, 2022	12,000	$300,000	59,686,461	$597	(13,047,363)	$(240,062)	$436,420	$101,987	$1,327,860	$1,926,802

Balances, December 31, 2022	12,000	$300,000	59,943,282	$599	(16,308,627)	$(337,551)	$442,154	$147,350	$1,443,737	$1,996,289
Restricted share units vested	—	—	34,362	—	—	—	—	—	—	—
Exercise of share options	—	—	82,580	2	—	—	1,181	—	—	1,183
Purchase of treasury shares	—	—	—	—	(2,414,893)	(84,105)	—	—	—	(84,105)
Share-based compensation expense	—	—	—	—	—	—	4,551	—	—	4,551
Preferred shares dividends declared	—	—	—	—	—	—	—	—	(9,938)	(9,938)
Dividends declared to common shareholders	—	—	—	—	—	—	—	—	(26,408)	(26,408)
Net income	—	—	—	—	—	—	—	—	114,896	114,896
Comprehensive income (loss):
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	32,239	—	32,239
Reclassification of realized gain on derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	(34,964)	—	(34,964)
Foreign currency translation adjustments	—	—	—	—	—	—	—	13	—	13
Income tax benefit related to items of other comprehensive income	—	—	—	—	—	—	—	27	—	27
Total comprehensive loss										(2,685)
Balances, June 30, 2023	12,000	$300,000	60,060,224	$601	(18,723,520)	$(421,656)	$447,886	$144,665	$1,522,287	$1,993,783

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities:
Net income	$114,896	$161,233
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	142,365	145,450
Bad debt (recovery) expense, net	(405)	537
Container write-off from lessee default, net	—	241
Amortization of unamortized debt issuance costs and accretion of bond discounts	4,659	5,206
Gain on sale of owned fleet containers, net	(17,251)	(39,126)
Share-based compensation expense	4,551	3,498
Changes in operating assets and liabilities (1)	59,975	107,190
Total adjustments	193,894	222,996
Net cash provided by operating activities	308,790	384,229
Cash flows from investing activities:
Purchase of containers	(32,015)	(254,963)
Payments on container leaseback financing receivable	(37,193)	(468,252)
Proceeds from sale of containers	85,402	91,292
Receipt of principal payments on container leaseback financing receivable	27,062	30,098
Other (1)	3	(2,119)
Net cash provided by (used in) investing activities	43,259	(603,944)
Cash flows from financing activities:
Proceeds from debt	57,000	844,650
Payments on debt	(301,729)	(483,313)
Principal repayments on container leaseback financing liability, net	(410)	(398)
Purchase of treasury shares	(84,105)	(81,603)
Issuance of common shares upon exercise of share options	1,183	3,979
Dividends paid on common shares	(25,398)	(23,858)
Dividends paid on preferred shares	(9,938)	(9,938)
Net cash (used in) provided by financing activities	(363,397)	249,519
Effect of exchange rate changes	13	(236)
Net change in cash, cash equivalents and restricted cash	(11,335)	29,568
Cash, cash equivalents and restricted cash, beginning of the year	267,409	282,572
Cash, cash equivalents and restricted cash, end of the period	$256,074	$312,140

Supplemental disclosures of cash flow information:
Interest paid	$79,020	$66,344
Income taxes paid	$239	$140
Receipt of payments on finance leases, net of income earned	$67,562	$95,712
Supplemental disclosures of noncash investing activities:
Increase in accrued container purchases	$65,970	$3,604
Containers placed in finance leases	$1,225	$169,620

(1)
Amounts for the period ended June 30, 2022 have been reclassified to conform with the 2023 presentation (see Note 2 (f) “Reclassifications and Changes in Presentation”).

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)
Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of companies, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company also manages and provides administrative support to the third-party owners’ (the “Container Investors”) container fleets.

The Company conducts its business activities in three main segments: Container Ownership, Container Management and Container Resale (see Note 9 “Segment Information”).

(2)
Basis of Presentation and Accounting Policies

(a)
Basis of Presentation and Consolidation

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (“2022 Form 20-F”) filed with the Securities and Exchange Commission on February 14, 2023.

The condensed consolidated financial statements of the Company include TGH and all of its wholly-owned subsidiaries. All intercompany accounts and balances have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities in the condensed consolidated financial statements. The Company’s management evaluates its estimates on an ongoing basis, including those related to container leasing equipment such as residual values and depreciable lives, containers held for sale, allowance for credit losses, income taxes and accruals. Actual results could differ from those estimates under different assumptions or conditions.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s condensed consolidated balance sheet as of June 30, 2023, the Company’s condensed consolidated statements of operations and comprehensive income for the three and six month periods ended June 30, 2023 and 2022, and the Company’s condensed consolidated statements of shareholders’ equity and cash flows for the six month periods ended June 30, 2023 and 2022. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2023.

(b)
Concentration of Credit Risk

The Company’s customers are mainly international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its geographic concentration lies with the creditworthiness of the lessees rather than the location of the containers or the domicile of the lessees.

Total lease rental income, as reported in the condensed consolidated statements of operations, comprises revenue earned from leases on containers in the Company’s total fleet, including revenue earned from leases on containers in its managed fleet. Except for the lessees noted in the tables below, no other single lessee accounted for more than 10% of the Company’s total lease rental income for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Total Lease Rental Income	2023	2022	2023	2022
Customer A	25.5%	24.5%	25.5%	24.0%
Customer B	11.8%	15.6%	11.7%	15.1%
Customer C	10.9%	10.7%	10.8%	10.8%
Customer D	4.6%	13.5%	4.7%	11.3%

Other financial instruments that are exposed to concentrations of credit risk are cash and cash equivalents, restricted cash balances, and derivatives (see Note 8 “Debt and Derivative Instruments” for further discussions). The Company maintains cash and cash equivalents and restricted cash accounts with various financial institutions, which often exceed Federal Deposit Insurance Corporation (FDIC) or foreign equivalents insurance limits. The Company has not experienced any losses in such accounts with these financial institutions. The Company does not anticipate any non-performance by the financial institutions or derivative counterparties as they are highly rated financial institutions.

(c)
Container Leasing Equipment

Capitalized costs for container leasing equipment include the container cost payable to the manufacturer, inspection, delivery, and the associated transportation costs incurred in moving the Company’s containers from the manufacturer to the containers’ first destined location. Container leasing equipment are depreciated using the straight-line method over their estimated useful lives to an estimated residual value. Used containers are depreciated based upon their remaining useful lives at the date of acquisition to an estimated residual value. Repair and maintenance costs that do not extend the useful lives of the container leasing equipment are recognized in “direct container expense - owned fleet” in the condensed consolidated statements of operations at the time the costs are incurred.

Impairment of Container Leasing Equipment

The Company reviews its container leasing equipment for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the container leasing equipment to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. There was no such impairment of the Company’s container leasing equipment for the three and six months ended June 30, 2023 and 2022.

Write-Off (Recoveries) of Container Leasing Equipment due to Lessees in Default

The Company evaluates the recoverability of the recorded amounts of container leasing equipment that are unlikely to be recovered from lessees in default. There was no such impairment of the Company’s container leasing equipment that are unlikely to be recovered from lessees in default for the three and six months ended June 30, 2023. For the three and six months ended June 30, 2022, the Company recorded impairment charges of $1,068 to write-off containers that were unlikely to be recovered from lessees in default, offset by gains of $827 associated with recoveries on containers previously estimated as lost with lessees in default. These amounts are included in “container lessee default expense, net” in the condensed consolidated statements of operations.

(d)
Containers Held for Sale

Containers identified as held for sale are valued at the lower of carrying value or fair value, less costs to sell. The Company records impairment to write-down the value of containers held for sale to their estimated fair value, less cost to sell, under observable (Level 2) market inputs. The fair value is estimated based on recent gross sales proceeds for sales of similar types of containers in the locations in which the containers are stored. When containers are sold or otherwise retired, the cost and related accumulated depreciation are removed, and any resulting gain or loss is recognized.

Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the containers held for sale. The carrying value of containers held for sale that have been impaired and written down to their estimated fair value less cost to sell was $4,365 and $3,556 as of June 30, 2023 and December 31, 2022, respectively. Any subsequent increase in fair value less costs to sell is recognized as a reversal of container impairment but not in excess of the cumulative loss previously recognized. During the three and six months ended June 30, 2023, the Company recorded container impairment charges of $66 and $1,811, respectively, and during the three and six months ended June 30, 2022, the Company recorded container impairment charges of $253 and $603, respectively, to write down the value of containers held for sale to their estimated fair value less cost to sell, net of reversals of previously recorded impairments on containers held for sale due to rising used container prices. The impairment charges are included in “depreciation and amortization” in the condensed consolidated statements of operations.

(e)
Fair Value Measurements

As of June 30, 2023 and December 31, 2022, the carrying amounts of cash and cash equivalents, restricted cash, accounts receivable and payable, due from affiliates, net, container contracts payable and due to container investors, net, approximate their fair values due to the short-term nature of these financial instruments. See Note 2 (d) “Containers Held for Sale”, Note 5 “Leases” and Note 8 “Debt and Derivative Instruments” for further discussions on fair value of containers held for sale, fair value of net investment in finance leases and container leaseback financing receivable, and fair value of derivative instruments, respectively.

As of June 30, 2023, the Company did not hold any investments in marketable equity securities. As of December 31, 2022, the Company held investments in marketable equity securities with readily determinable fair values of $1,411. The fair value of investments in marketable equity securities was measured at each balance sheet date based on quoted market prices (Level 1), with changes in fair value recorded in earnings as “other, net” in the condensed consolidated statements of operations.

(f)
Reclassifications and Changes in Presentation

Certain prior period amounts for the three and six months ended June 30, 2022 have been reclassified to conform to the current period presentation. The reclassifications as discussed below have no effect on previously reported net income and net change in cash, cash equivalents, and restricted cash.

•
The Company reclassified the amounts out of the separate line items “realized gain (loss) on financial instruments, net” and “unrealized gain (loss) on financial instruments, net” to be included within the line item “other, net” and “changes in operating assets and liabilities” in the condensed consolidated statements of operations and in the condensed consolidated statements of cash flows, respectively.
•
The Company reclassified the fixed asset purchase amounts out of the previously reported line item “purchase of containers and fixed assets” to be included to the separate line item “other” in the condensed consolidated statements of cash flows.

(g)
Recently Issued Accounting Standards

In March 2022, the FASB issued Accounting Standards Update No. 2022-02, Financial Instruments – Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures (“ASU 2022-02”). The amendment eliminates the accounting guidance for troubled debt restructurings by creditors in Topic 310 - Receivables and amends the disclosure requirements for restructurings involving borrowers that are experiencing financial difficulty under ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which was adopted by the Company on the effective date of January 1, 2020. ASU 2022-02 requires disclosure of current period gross write-offs by year of origination for financing receivables and net investment in finance leases and must be included in the vintage disclosure of the amortized cost basis of financing receivables and net investment in finance leases by credit quality indicator and by year of origination as required by ASU 2016-13. The Company adopted ASU 2022-02 effective January 1, 2023 on a prospective basis and the adoption of this guidance did not have an impact on the Company’s condensed consolidated financial statements.

There were no changes to the Company’s significant accounting policies during the three and six months ended June 30, 2023. For further discussion on the Company’s accounting policies, please refer to Note 1 “Nature of Business and Summary of Significant Accounting Polices” in Item 18, “Financial Statements” in our 2022 Form 20-F.

(3)
Managed Container Fleet

Under the Company’s management agreements for managed container fleet, the Company is responsible for providing the leasing services to the customers and responsible for directing and integrating third-party vendors to fulfill its performance obligations. Therefore, it was determined that the management agreements with these Container Investors are deemed to convey to the Company the right to control the use of the managed containers and are therefore accounted for as a lease.

Lease rental income and expenses from the managed fleet owned by Container Investors are reported on a gross basis. Lease rental income from managed fleet represents rental charges billed to the ultimate lessees for the managed fleet, including charges for handling fees, drop-off charges, pick-up charges, and charges for a damage protection plan that is set forth in the leases.

Management fees from non-leasing services are earned for acquiring new managed containers and sales commissions are earned from sales of the managed containers on behalf of the Container Investors.

Distribution expense to managed fleet container investors represents direct container expenses of the managed containers and the amounts distributed to the Container Investors, reduced by associated lease management fees earned and retained by the Company.

The Company is deemed to own certain of the managed containers purchased by the Company on behalf of Container Investors, notwithstanding the contractual management relationship which the Company has with the Container Investors. Accordingly, such managed containers are included in “containers, net” in the Company’s condensed consolidated balance sheets as of June 30, 2023 and December 31, 2022. The purchase consideration paid by the Container Investors for such containers is reported as a deemed financial liability of the Company. As of June 30, 2023 and December 31, 2022, the Company’s container leaseback financial liability to the Container Investors amounted to $14,425, and $14,841, respectively, which were reported as “other liabilities” in the condensed consolidated balance sheets.

The Company’s container leasing equipment includes such managed containers in the condensed consolidated balance sheets as of June 30, 2023 and December 31, 2022, which consisted of the following:

	June 30, 2023			December 31, 2022
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Containers - owned fleet	$6,258,690	$(2,090,449)	$4,168,241	$6,378,374	$(2,027,743)	$4,350,631
Containers - managed fleet	16,410	(2,409)	14,001	16,417	(1,924)	14,493
Total containers	$6,275,100	$(2,092,858)	$4,182,242	$6,394,791	$(2,029,667)	$4,365,124

Income from the managed fleet, including management fees earned from acquisition fees and sales commissions during the three and six months ended June 30, 2023 and 2022 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Lease rental income - managed fleet	$10,693	$12,678	$21,803	$25,319
Less: distribution expense to managed fleet container investors	(9,507)	(11,302)	(19,432)	(22,475)
Less: depreciation and interest expense on managed containers purchased on or after January 1, 2019	(447)	(458)	(890)	(911)
	739	918	1,481	1,933
Management fees from non-leasing services	710	673	1,454	1,205
Total	$1,449	$1,591	$2,935	$3,138

The following table provides a reconciliation of the balance sheet accounts from the managed fleet to the total amount as of June 30, 2023 and December 31, 2022 in the condensed consolidated balance sheets (also, see Note 4 “Transactions with Affiliates and Container Investors”):

	June 30, 2023	December 31, 2022
Accounts receivable, net - owned fleet	$111,519	$107,457
Accounts receivable, net - managed fleet	7,412	7,348
Total accounts receivable, net	$118,931	$114,805

Prepaid expenses and other current assets - owned fleet	$8,043	$16,614
Prepaid expenses and other current assets - managed fleet	57	89
Total prepaid expenses and other current assets	$8,100	$16,703

Accounts payable and accrued expenses - owned fleet	$20,432	$22,868
Accounts payable and accrued expenses - managed fleet	931	1,292
Total accounts payable and accrued expenses	$21,363	$24,160

Container contracts payable - owned fleet	$72,618	$6,648
Total container contracts payable	$72,618	$6,648

For further discussion on the Company’s managed container fleet, please refer to Item 18, “Financial Statements – Note 2” in our 2022 Form 20-F.

(4)
Transactions with Affiliates and Container Investors

Due from affiliates, net of $3,040 and $2,758, as of June 30, 2023 and December 31, 2022, respectively, represents lease rentals on tank containers collected on behalf of and payable to the Company from the Company’s tank container manager, net of direct container expenses and management fees. See Note 3 “Managed Fleet” for further detail on management fees earned from the Company’s managed fleet.

There were no due to affiliated Container Investors as of June 30, 2023 and December 31, 2022. The following table provides a summary of due to container investors, net at June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Accounts receivable, net - managed fleet	$7,412	$7,348
Prepaid expenses and other current assets - managed fleet	57	89
Accounts payable and accrued expenses - managed fleet	(931)	(1,292)
	6,538	6,145
Distributions due to container investors on lease rentals collected, net of container expenses paid and management fees	8,341	9,987
Due to container investors, net	$14,879	$16,132

(5)
Leases

(a)
Lessor

The Company’s lease rental income for the three and six months ended June 30, 2023 and 2022 were as follows:

	Three Months Ended June 30,
	2023			2022
	Owned	Managed	Total	Owned	Managed	Total
Lease rental income - operating leases	$140,050	$10,157	$150,207	$149,493	$12,345	$161,838
Interest income on net investment in finance leases	26,025	—	26,025	27,102	—	27,102
Interest income on container leaseback financing receivable	11,827	—	11,827	10,733	—	10,733
Variable lease revenue	3,568	536	4,104	3,226	333	3,559
Total lease rental income	$181,470	$10,693	$192,163	$190,554	$12,678	$203,232

	Six Months Ended June 30,
	2023			2022
	Owned	Managed	Total	Owned	Managed	Total
Lease rental income - operating leases	$281,128	$20,531	$301,659	$298,324	$24,701	$323,025
Interest income on net investment in finance leases	52,512	—	52,512	54,560	—	54,560
Interest income on container leaseback financing receivable	23,665	—	23,665	17,752	—	17,752
Variable lease revenue	7,956	1,272	9,228	5,995	618	6,613
Total lease rental income	$365,261	$21,803	$387,064	$376,631	$25,319	$401,950

Variable lease revenue includes other charges set forth in the leases, such as handling fees, pick-up and drop-off charges and charges for damage protection plan.

For finance leases, the net selling gain (loss) recognized at lease commencement, representing the difference between the estimated fair value of containers placed on these leases and their net book value, in the amount of $20 and $1,172 for the three months ended June 30, 2023 and 2022, respectively, and $(125) and $1,172 for the six months ended June 30, 2023 and 2022, respectively, were included in “gain on sale of owned fleet containers, net” in the condensed consolidated statements of operations.

Net Investment in Finance Leases

The following table represents the components of the net investment in finance leases as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Future minimum lease payments receivable	$2,370,152	$2,487,365
Residual value of containers	47,010	47,686
Less: unearned income	(661,325)	(713,736)
Net investment in finance leases (1)	1,755,837	1,821,315
Less: Allowance for credit losses	(892)	(1,279)
Net investment in finance leases, net (2)	$1,754,945	$1,820,036
Amounts due within one year	130,681	130,913
Amounts due beyond one year	1,624,264	1,689,123
Net investment in finance leases, net	$1,754,945	$1,820,036

(1)
One major customer represented 81.5% and 80.8% of the Company’s finance leases portfolio as of June 30, 2023 and December 31, 2022, respectively. No other customer represented more than 10% of the Company’s finance leases portfolio in each of those periods.

(2)
As of June 30, 2023 and December 31, 2022, the fair value of net investment in finance leases (including the short-term balance) was approximately $1,576,494 and $1,659,155, respectively, and was measured using Level 2 inputs.

Container Leaseback Financing Receivable

The Company’s container leaseback financing receivable pertains to containers purchased that were leased back to the seller-lessees through a sales-type leaseback arrangement that are accounted for as financing transactions.

The following table represents the components of the container leaseback financing receivable as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Future minimum payments receivable	$1,295,692	$1,179,515
Less: unearned income	(401,301)	(354,769)
Container leaseback financing receivable (1)	894,391	824,746
Less: Allowance for credit losses	(63)	(114)
Container leaseback financing receivable, net (2)	$894,328	$824,632
Amounts due within one year	59,519	53,652
Amounts due beyond one year	834,809	770,980
Container leaseback financing receivable, net	$894,328	$824,632

(1)
One major customer represented 98.2% and 97.4% of the Company’s container leaseback financing receivable portfolio as of June 30, 2023 and December 31, 2022, respectively.

(2)
As of June 30, 2023 and December 31, 2022, the fair value of container leaseback financing receivable (including the short-term balance) was approximately $769,422 and $732,951, respectively, and was measured using Level 2 inputs.

(b)
Lessee

Right-of-use (“ROU”) lease assets and lease liabilities are recognized for the Company’s office space leases at the commencement date based on the present value of lease payments over the lease term. As of June 30, 2023 and December 31, 2022, ROU operating lease assets amounted to $6,443 and $7,299, respectively, which were reported in “other assets” in the condensed consolidated balance sheets. As of June 30, 2023 and December 31, 2022, total lease liabilities amounted to $8,096 and $9,112, respectively, which were reported in “other liabilities” in the condensed consolidated balance sheets. Operating lease expense amounted to $588 and $578 for the three months ended June 30, 2023 and 2022, respectively, and $1,174 and $1,150 for the six months ended June 30, 2023 and 2022, respectively.

(6)
Allowance for Credit Losses

The Company’s allowance for credit losses is estimated based on historical losses from lessee defaults, current economic conditions, reasonable and supportable forecasts and ongoing review of the credit worthiness, but not limited to, each lessee’s payment history, lessee credit ratings, management’s current assessment of each lessee’s financial condition and the recoverability.

Accounts Receivable

The allowance for credit losses included in accounts receivable, net, amounted to $1,633 and $1,582 as of June 30, 2023 and December 31, 2022, respectively. As of June 30, 2023 and December 31, 2022, the allowance for credit losses related to the billed amounts under the container leaseback financing receivable and finance leases were included in accounts receivable, net, amounted to $660 and $586, respectively.

Net Investment in Finance Leases and Container Leaseback Financing Receivable

The allowance for credit losses related to unbilled amounts under finance leases and included in net investment in finance leases, net, amounted to $892 and $1,279 as of June 30, 2023 and December 31, 2022, respectively. The allowance for credit losses related to unbilled amounts under the financing arrangements and included in container leaseback financing receivable, net, amounted to $63 and $114 as of June 30, 2023 and December 31, 2022, respectively.

As of June 30, 2023, the Company’s net investment in finance leases and container leaseback financing receivable are primarily comprised of the largest shipping lines under “Tier 1” risk rating which represented 88.9% and 98.2%, respectively, of the Company’s portfolio (For further discussion on the description of the Company’s internal risk ratings, please refer to Item 18, “Financial Statements – Note 1” in our 2022 Form 20-F).

The following table presents the net investment in finance leases and container leaseback financing receivable by internal credit rating category and year of origination as of June 30, 2023:

	Six Months Ended June 30, 2023	2022	2021	2020	2019	Prior	Total
Tier 1	$—	$94,163	$787,204	$550,235	$94,507	$35,473	$1,561,582
Tier 2	86	26,975	72,209	30,747	27,288	15,023	172,328
Tier 3	984	8,194	5,733	1,569	5,229	218	21,927
Net investment in finance leases	$1,070	$129,332	$865,146	$582,551	$127,024	$50,714	$1,755,837

Tier 1	$96,064	$493,971	$11,148	$97,690	$179,603	$—	$878,476
Tier 2	—	—	3,408	—	12,507	—	15,915
Container leaseback financing receivable	$96,064	$493,971	$14,556	$97,690	$192,110	$—	$894,391

(7)
Income Taxes

The Company’s effective income tax rates were 2.3% and 2.4% for the three months ended June 30, 2023 and 2022, respectively, and 2.4% and 2.2% for the six months ended June 30, 2023 and 2022, respectively. The Company has computed its provision for income taxes based on the estimated annual effective income tax rate and is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income the Company earns in those jurisdictions. It is also affected by the changes in discrete items that may occur in any given period. The increase in the effective income tax rate for the six months ended June 30, 2023 compared to the same period of 2022 was primarily due to a decrease in the portion of the Company’s income generated in lower tax jurisdictions.

(8)
Debt and Derivative Instruments

Debt

The following represents the Company’s debt obligations as of June 30, 2023 and December 31, 2022:

Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable	June 30, 2023		December 31, 2022
	Outstanding	Average Interest	Outstanding	Average Interest	Final Maturity
TL Revolving Credit Facility	$1,309,858	6.53%	$1,367,858	5.78%	August 2027
TL 2019 Term Loan	121,503	3.50%	127,293	3.50%	December 2026
TL 2021-1 Term loan	57,515	2.65%	60,314	2.65%	February 2028
TL 2021-2 Term Loan	184,825	2.90%	192,202	2.90%	October 2028
TMCL II Secured Debt Facility (1)	1,206,041	6.75%	1,239,440	6.00%	November 2028
TMCL VII 2020-1 Bonds	306,577	3.06%	332,413	3.06%	August 2045
TMCL VII 2020-2 Bonds	446,788	2.26%	476,279	2.26%	September 2045
TMCL VII 2020-3 Bonds	165,695	2.15%	175,750	2.15%	September 2045
TMCL VII 2021-1 Bonds	445,948	1.72%	467,881	1.72%	February 2046
TMCL VII 2021-2 Bonds	538,325	2.27%	564,373	2.27%	April 2046
TMCL VII 2021-3 Bonds	512,000	1.98%	536,000	1.98%	August 2046
Total debt obligations (2)	$5,295,075		$5,539,803
Unamortized debt premiums and discounts	$(30,226)		$(34,884)
Debt, net of unamortized costs	$5,264,849		$5,504,919
Debt, net of unamortized costs - current	$392,720		$377,898
Debt, net of unamortized costs - non-current	$4,872,129		$5,127,021
(1)
Final maturity of the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date.
(2)
The fair value of total debt based on the borrowing rates available to the Company was approximately $4,859,159 and $5,107,874 at June 30, 2023 and December 31, 2022, respectively, and was measured using Level 2 inputs.

The Company hedges the risks associated with fluctuations in interest rates on a portion of its floating-rate debt by entering into interest rate swap agreements that convert a portion of its floating-rate debt to a fixed rate basis, thereby reducing the impact of interest rate changes on future interest expense. The following table summarizes the Company’s outstanding fixed-rate and floating-rate debt as of June 30, 2023:

	Balance Outstanding	Contractual Weighted Average Interest Rate
Excluding impact of derivative instruments:
Fixed-rate debt	$2,779,176	2.31%
Floating-rate debt	2,515,899	6.63%

Including impact of derivative instruments:
Fixed-rate debt	2,779,176	2.31%
Hedged floating-rate debt	2,084,869	3.16%
Total fixed and hedged debt	4,864,045	2.67%
Unhedged floating-rate debt	431,030	6.57%
Total	$5,295,075	2.99%

The Company’s debt facilities are secured by specific pools of containers and related assets owned by the Company. The Company’s debt agreements contain various restrictive financial and other covenants related to leverage, interest coverage, fixed charge coverage, container sales proceeds ratio, net income and debt levels and consolidated tangible net worth, including limitations on certain liens, indebtedness and investments. TL’s revolving credit facility and term loans also contain limitations on loan and dividend payments to TGH. The Company was in full compliance with these restrictive covenants at June 30, 2023.

As of June 30, 2023, the Company’s total commitment and outstanding borrowing, excluding unamortized debt costs, for the debt facilities amounted to $6,179,176 and $5,295,075, respectively. The Company’s debt facilities also contain borrowing base minimums that limit borrowing capacity. As of June 30, 2023, the amount in excess of the current borrowing base minimums was $351,765.

For further discussion on the Company’s debt instruments, please refer to Item 18, “Financial Statements – Note 7” in our 2022 Form 20-F.

Derivative Instruments and Hedging Activities

The Company has entered into several derivative agreements with several banks to reduce the impact of changes in interest rates associated with its variable rate debt. Interest rate swap agreements involve payments by the Company to counterparties at fixed rate interest payments in return for receipts based on floating-rate amounts. The Company has also utilized forward starting interest rate swap agreements to reduce the impact of interest rate changes on anticipated future debt issuances. The Company has also utilized interest rate cap agreements, which place a ceiling on the Company’s exposure to rising interest rates, to manage interest rate risk exposure.

The Company has utilized the income approach to measure at each balance sheet date the fair value of its derivative instruments on a recurring basis using observable (Level 2) market inputs. The Company presents the fair value of derivative instruments, which are inclusive of counterparty risk, on a gross basis as separate line items on the condensed consolidated balance sheets. The Company monitors its counterparties’ credit ratings on an on-going basis and does not anticipate any non-performance by the counterparties as they are highly rated financial institutions. As of June 30, 2023 and December 31, 2022, all of the Company’s interest rate swap agreements were designated for hedge accounting purposes. The change in fair value of derivative instruments that are designated as cash flow hedge for accounting purposes are initially reported in the condensed consolidated balance sheets as a component of “accumulated other comprehensive income” and reclassified to earnings in “interest expense, net” when realized.

The following table summarizes the Company’s derivative instruments as of June 30, 2023:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks that were indexed to daily SOFR, with fixed rates between -0.02% and 3.84% per annum, amortizing notional amounts, with termination dates through December 31, 2033 (1)	$2,084,869
Total notional amount as of June 30, 2023	$2,084,869

(1)
Excludes the Company’s interest rate swap contract with an effective date in a future period (“forward starting interest rate swap”). In February 2022, the Company entered into a forward starting interest rate swap with a bank that was indexed to daily SOFR and with an initial notional amount of $100,000. The Company pays a fixed rate at 1.96% and with an effective date of February 28, 2024 and termination date of February 28, 2034.

The following table summarizes the fair value of derivative instruments on the consolidated balance sheet as of June 30, 2023:

Fair Values of Derivative Instruments
Assets (liabilities), net
Balance at December 31, 2022	$149,244
Change in derivative instruments designated as cash flow hedges	32,239
Reclassification of realized gain on derivative instruments designated as cash flow hedges	(34,964)
Balance at June 30, 2023	$146,519

Over the next twelve months, the Company expects to reclassify an estimated net gain of $69,790 related to the designated interest rate swap agreements from “accumulated other comprehensive income (loss)” in the condensed consolidated statements of shareholders’ equity to “interest expense” in the condensed consolidated statements of operations.

The following table summarizes the pre-tax impact of derivative instruments on the condensed consolidated statements of operations during the three and six months ended June 30, 2023 and 2022:

		Three Months Ended June 30,		Six Months Ended June 30,
Derivative instruments	Financial Statement Line Item	2023	2022	2023	2022
Designated	Other comprehensive income (expense)	$45,823	$29,720	$32,239	$89,100
Designated	Interest income (expense)	$18,570	$(1,004)	$34,964	$(4,295)

For further discussion on the Company’s derivative instruments, please refer to Item 18, “Financial Statements – Note 8” in our 2022 Form 20-F.

(9)
Segment Information

The Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for the three and six months ended June 30, 2023 and 2022:

	Container	Container	Container
Three Months Ended June 30, 2023	Ownership	Management	Resale	Other	Eliminations	Totals
Total lease rental income	$180,519	$10,915	$—	$—	$729	$192,163
Management fees - non-leasing from external customers	$—	$48	$662	$—	$—	$710
Inter-segment management fees	$—	$16,156	$3,502	$—	$(19,658)	$—
Trading container margin	$—	$—	$199	$—	$—	$199
Gain on sale of owned fleet containers, net	$7,703	$—	$—	$—	$—	$7,703
Depreciation	$71,993	$406	$—	$—	$(1,872)	$70,527
Container lessee default expense, net	$12	$—	$—	$—	$—	$12
Interest expense	$41,936	$202	$—	$—	$—	$42,138
Segment income (loss) before income taxes	$47,389	$7,385	$3,747	$(1,923)	$1,049	$57,647
Income tax (expense) benefit	$(1,913)	$567	$—	$—	$—	$(1,346)
Total assets	$7,388,210	$178,516	$8,320	$5,046	$(144,936)	$7,435,156
Purchase of containers and fixed assets	$35,494	$(3)	$—	$—	$—	$35,491
Payments on container leaseback financing receivable	$96,740	$—	$—	$—	$—	$96,740

	Container	Container	Container
Six Months Ended June 30, 2023	Ownership	Management	Resale	Other	Eliminations	Totals
Total lease rental income	$363,376	$22,232	$—	$—	$1,456	$387,064
Management fees - non-leasing from external customers	$—	$97	$1,357	$—	$—	$1,454
Inter-segment management fees	$—	$30,920	$7,238	$—	$(38,158)	$—
Trading container margin	$—	$—	$44	$—	$—	$44
Gain on sale of owned fleet containers, net	$17,251	$—	$—	$—	$—	$17,251
Depreciation	$145,302	$800	$—	$—	$(3,737)	$142,365
Container lessee default expense, net	$51	$—	$—	$—	$—	$51
Interest expense	$83,865	$403	$—	$—	$—	$84,268
Segment income (loss) before income taxes	$97,709	$13,038	$7,152	$(3,822)	$3,641	$117,718
Income tax (expense) benefit	$(3,671)	$849	$—	$—	$—	$(2,822)
Total assets	$7,388,210	$178,516	$8,320	$5,046	$(144,936)	$7,435,156
Purchase of containers and fixed assets	$38,438	$(3)	$—	$—	$—	$38,435
Payments on container leaseback financing receivable	$96,740	$—	$—	$—	$—	$96,740

	Container	Container	Container
Three Months Ended June 30, 2022	Ownership	Management	Resale	Other	Eliminations	Totals
Total lease rental income	$189,715	$12,837	$—	$—	$680	$203,232
Management fees - non-leasing from external customers	$—	$62	$611	$—	$—	$673
Inter-segment management fees	$—	$20,350	$3,426	$—	$(23,776)	$—
Trading container margin	$—	$—	$447	$—	$—	$447
Gain on sale of owned fleet containers, net	$23,017	$—	$—	$—	$196	$23,213
Depreciation and amortization	$74,429	$432	$—	$—	$(1,904)	$72,957
Container lessee default expense, net	$435	$—	$—	$—	$—	$435
Interest expense	$37,381	$212	$—	$—	$—	$37,593
Segment income (loss) before income tax	$72,749	$11,070	$3,849	$(2,023)	$(39)	$85,606
Income tax (expense) benefit	$(2,279)	$232	$—	$—	$—	$(2,047)
Total assets	$7,839,857	$241,930	$7,343	$5,933	$(199,536)	$7,895,527
Purchase of containers and fixed assets	$92,021	$88	$—	$—	$—	$92,109
Payments on container leaseback financing receivable	$137,372	$—	$—	$—	$—	$137,372

	Container	Container	Container
Six Months Ended June 30, 2022	Ownership	Management	Resale	Other	Eliminations	Totals
Total lease rental income	$375,068	$25,602	$—	$—	$1,280	$401,950
Management fees - non-leasing from external customers	$—	$119	$1,086	$—	$—	$1,205
Inter-segment management fees	$—	$43,057	$6,010	$—	$(49,067)	$-
Trading container margin	$—	$—	$1,309	$—	$—	$1,309
Gain on sale of owned fleet containers, net	$38,930	$—	$—	$—	$196	$39,126
Depreciation and amortization	$148,462	$805	$—	$—	$(3,817)	$145,450
Container lessee default expense, net	$555	$—	$—	$—	$—	$555
Interest expense	$72,479	$423	$—	$—	$—	$72,902
Segment income (loss) before income tax	$139,962	$24,863	$6,856	$(3,046)	$(3,716)	$164,919
Income tax expense	$3,611	$75	$—	$—	$—	$3,686
Total assets	$7,839,857	$241,930	$7,343	$5,933	$(199,536)	$7,895,527
Purchase of containers and fixed assets	$192,952	$2,119	$—	$—	$—	$195,071
Payments on container leaseback financing receivable	$533,867	$—	$—	$—	$—	$533,867

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Resale segments and the Container Ownership segment.

Geographic Segment Information

Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no single container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

The following table represents the geographic allocation of total fleet lease rental income and management fees from non-leasing services during the three and six months ended June 30, 2023 and 2022 based on customers’ and Container Investors’ primary domicile, respectively:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Total lease rental income:
Europe	$92,541	$95,999	$186,234	$188,935
Asia	90,726	97,998	183,137	195,263
North / South America	8,661	8,949	17,237	17,275
Bermuda	—	—	—	—
All other international	235	286	456	477
	$192,163	$203,232	$387,064	$401,950
Management fees, non-leasing:
Europe	$419	$339	$849	$614
Bermuda	264	315	550	555
North / South America	20	9	40	17
Asia	—	—	—	—
All other international	7	10	15	19
	$710	$673	$1,454	$1,205

The following table represents the geographic allocation of trading container sales proceeds and gain on sale of owned fleet containers, net during the three and six months ended June 30, 2023 and 2022 based on the location of sale:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Trading container sales proceeds:
North / South America	$2,944	2,644	$5,322	$5,624
Asia	1,573	2,115	2,847	5,972
Europe	332	633	646	1,414
Bermuda	—	—	—	—
All other international	—	—	—	—
	$4,849	$5,392	$8,815	$13,010
Gain on sale of owned fleet containers, net:
Asia	$4,829	$14,836	$10,572	$24,827
North / South America	2,161	4,006	5,198	6,701
Europe	713	4,371	1,481	7,598
Bermuda	—	—	—	—
All other international	—	—	—	—
	$7,703	$23,213	$17,251	$39,126

(10)
Commitments and Contingencies
(a)
Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under certain of the Company’s debt facilities. The total balance of these restricted cash accounts was $102,336 and $102,591 as of June 30, 2023 and December 31, 2022, respectively.

(b)
Container Commitments

At June 30, 2023, the Company had commitments to purchase containers to be delivered subsequent to June 30, 2023 in the total amount of $23,850.

(c)
Legal Proceedings

The Company is the subject of, or party to, pending or threatened legal proceedings arising in the ordinary course of its business. Based upon information presently available, the Company does not expect any liability arising from these matters to have a material effect on the Company’s consolidated financial condition, results of operations or cash flows.

(d)
Distribution Expense to Managed Fleet Container Investors

The amounts distributed to the Container Investors are variable payments based upon the net operating income for each managed container (see Note 3 “Managed Container Fleet”). There are no future minimum lease payment obligations under the Company’s management agreements.

(11)
Shareholders’ Equity

Share Repurchase Program

In 2019, the Company’s board of directors approved a share repurchase program to repurchase up to $25,000 of the Company’s common shares, in 2020 the board of directors approved an increase of another $75,000 to this program, in 2021 the program was further increased by $100,000, and in 2022 the program was further increased by $250,000. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or such other manner as will comply with applicable laws and regulations. The authorization does not obligate the Company to acquire a specific number of shares during any period, but it may be modified, suspended, or terminated at any time at the discretion of the Company’s board of directors.

During the six months ended June 30, 2023, the Company repurchased 2,414,893 shares at an average price of $34.83 for a total amount of $84,105, including commissions paid. During the six months ended June 30, 2022, the Company repurchased 2,375,508 shares at an average price of $34.35 for a total amount of $81,603, including commissions paid. As of June 30, 2023, approximately $38,592 remained available for repurchase under the share repurchase program.

Preferred Shares

The following table summarizes the Company’s preferred share issuances (the “Series”):

Preferred Share Offering	Date of Issuance	Number of Depositary Shares Issued and Outstanding (1)	Liquidation Preference	Underwriting Discounts	Net Proceeds
7.00% Series A fixed-to-floating rate cumulative redeemable perpetual preferred shares (“Series A”) (2)	April 2021	6,000,000	$150,000	$5,292	$144,708
6.25% Series B fixed rate cumulative redeemable perpetual preferred shares (“Series B”) (3)	August 2021	6,000,000	150,000	5,128	144,872
Total		12,000,000	$300,000	$10,420	$289,580

(1)
Each depositary share representing a 1/1,000th interest in a preferred share, $25,000 liquidation preference per share (equivalent to $25.00 per depositary share).
(2)
Series A have no maturity date and are redeemable from June 15, 2026 by the Company.
(3)
Series B have no maturity date and are redeemable from December 15, 2026 by the Company.

Each Series of preferred shares may be redeemed at the Company’s option, at any time after approximately five years from original issuance, for cash at a redemption price of $25.00 per depositary share plus an amount equal to all accumulated and unpaid dividends, whether or not declared. The Company may also redeem each Series of preferred shares in the event of a Change of Control (as defined in the Certificate of Designations). If the Company does not elect to redeem the preferred shares in a Change of Control triggering event, holders of each Series of preferred shares may have the right to convert their preferred shares into common shares. There is no mandatory redemption of each Series of preferred shares or redemption at the option of the holders. Holders of the preferred shares do not have general voting rights.

Preferred Share Dividends

Dividends on each Series of preferred shares accrue daily and are cumulative from and including the date of original issuance and are payable quarterly in arrears on the 15th day of March, June, September and December of each year, when declared by the

Company’s board of directors. Dividends accrue at the stated annual rate of the $25,000 liquidation preference. Each Series of preferred shares rank senior to the Company’s common shares with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding up. The Company’s board of directors approved and declared the following quarterly preferred cash dividends during the three and six months ended June 30, 2023 and 2022 on its issued and outstanding preferred shares:

	Three Months Ended June 30,				Six Months Ended June 30,
	2023		2022		2023		2022
Preferred Share Offering	Aggregate Payment	Per Depositary Share Payment (1)	Aggregate Payment	Per Depositary Share Payment (1)	Aggregate Payment	Per Depositary Share Payment (1)	Aggregate Payment	Per Depositary Share Payment (1)
Series A	$2,625	$0.44	$2,625	$0.44	$5,250	$0.44	$5,250	$0.44
Series B	$2,344	$0.39	$2,344	$0.39	$4,688	$0.39	$4,688	$0.39
Total	$4,969		$4,969		$9,938		$9,938

(1)
Rounded to the nearest whole cent.

As of June 30, 2023, the Company had cumulative undeclared and unpaid preferred dividends of $854.

Common Share Dividends

The Company’s board of directors approved and declared the following cash dividends paid during the three and six months ended June 30, 2023 and 2022 on its issued and outstanding common shares:

	Three Months Ended June 30,				Six Months Ended June 30,
	2023		2022		2023		2022
	Aggregate Payment	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment	Per Share Payment
Common share dividends	$12,533	$0.30	$11,804	$0.25	$25,398	$0.30	$23,858	$0.25

As of June 30, 2023, the Company had accrued dividends of $1,010 for unvested performance restricted share units with dividend equivalent rights, which are paid when the associated award vests at the end of the performance period.

(12)
Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units (“RSU”) and performance restricted share units (“PSU”) were converted into, common shares. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is reported as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Share amounts in thousands	2023	2022	2023	2022
Numerator:
Net income attributable to common shareholders	$51,332	$78,590	$104,958	$151,295
Denominator:
Weighted average common shares outstanding - basic	41,963	47,486	42,536	47,942
Dilutive share options, RSU and PSU	899	819	829	857
Weighted average common shares outstanding - diluted	42,862	48,305	43,365	48,799
Net income attributable to common shareholders per common share:
Basic	$1.22	$1.66	$2.47	$3.16
Diluted	$1.20	$1.63	$2.42	$3.10

Share options, RSU and PSU excluded from the computation of diluted EPS because they were anti-dilutive	111	285	401	221

(13)
Subsequent Events

In July 2023, the Company’s board of directors approved and declared a quarterly preferred cash dividend on its issued and outstanding preferred shares, payable on September 15, 2023 to holders of record as of September 1, 2023. The dividend declared on Series A Preferred Shares and Series B Preferred Shares were $0.44 and $0.39 per depositary share (rounded to the nearest whole cent), respectively, for a total aggregate amount of $2,625 and $2,344, respectively.

In July 2023, the Company’s board of directors approved and declared a cash dividend of $0.30 per share on its issued and outstanding common shares, payable on September 15, 2023 to holders of record as of September 1, 2023.

In July 2023, the Company’s board of directors authorized an increase to the share repurchase program for an additional $100,000 of the Company’s outstanding common shares, from $450,000 to an aggregate of $550,000 (including all common shares repurchased under the program prior to this amendment), commencing in September 2019 up to and including January 1, 2026.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2023 (our “2022 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below, the additional risk factor as set forth in Item 4, “Risk Factors” of this Quarterly Report on Form 6-K and Item 3, “Key Information -- Risk Factors” included in our 2022 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us,” “our” or “TGH” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands. Per container amounts are in dollars.

Overview

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.7 million containers, representing 4.3 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking.

We lease containers to approximately 200 shipping lines and other lessees, including all of the world’s leading international shipping lines. We believe that our scale, global presence, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 20 customers, as measured by revenues, have on average been our customer for 30 years.

We provide our services worldwide via an international network of 14 regional and area offices and approximately 400 independent depots.

We operate our business in three core segments:

•
Container Ownership. As of June 30, 2023, we owned containers accounting for approximately 94%, as measured in TEUs, of our fleet.
•
Container Management. As of June 30, 2023, we managed containers on behalf of 10 unaffiliated container investors, providing acquisition, management and disposal services. As of June 30, 2023, total managed containers accounted for approximately 6%, as measured in TEUs, of our fleet.
•
Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

Key Operating Metrics

Our total revenues primarily consist of leasing revenues derived from the lease of owned and managed containers. The most important driver of our profitability is the extent to which our leasing revenues exceed our operating costs. The key drivers of our leasing revenues are fleet size, lease rates, and utilization. Our operating costs primarily consist of depreciation, direct costs related to the operations of our owned and managed fleet, and interest expense. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Our profitability is also driven by the gains or losses we realize on the sale of our containers.

Fleet Size. Our total fleet consists of containers that we own, and containers owned by other container investors that we manage. As of June 30, 2023 and December 31, 2022, our total fleet in TEU was 4,334,809 and 4,425,300, respectively. We have currently limited our investment in new containers due to subdued container demand in 2022 and early 2023 following the prior historic container production in 2021. During the six months ended June 30, 2023, we purchased approximately $135 million of containers for our fleet. The table below summarizes the composition of our owned and managed fleets, in TEU and CEU, by type of containers, as of June 30, 2023:

	Total Fleet in TEU			Total Fleet in CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	3,826,257	257,259	4,083,516	3,380,954	228,343	3,609,297
Refrigerated	191,215	6,554	197,769	768,061	26,378	794,439
Other specialized	48,187	5,337	53,524	74,190	7,637	81,827
Total fleet	4,065,659	269,150	4,334,809	4,223,205	262,358	4,485,563
Percent of total fleet	93.8%	6.2%	100.0%	94.2%	5.8%	100.0%

Lease Rates and Composition. We generate lease rental income by leasing our owned container fleet and managed container fleet to container shipping lines and other customers. Average lease rates of our containers on operating leases for the six months ended June 30, 2023 remained the same compared to the six months ended June 30, 2022, as new container prices and market leasing rates returned to normal levels reflecting the moderated market environment. Our finance lease income increased for the six months ended June 30, 2023 compared to the six months ended June 30, 2022, primarily due to growth of our fleet on finance leases by approximately 1.9% (as a percentage of our total fleet in TEU on hire during the period) which was driven by the continuing demand. Our total fleet as of June 30, 2023, by lease type, as a percentage of total TEU and CEU on hire was as follows:

	Percent of Total On-Hire Fleet
	TEU	CEU
Term leases (included units on-hire under expired term leases)	70.3%	70.8%
Finance leases	27.9%	27.0%
Master leases	1.1%	1.5%
Spot leases	0.7%	0.7%
Total	100.0%	100.0%

Utilization. We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured but have not yet been delivered to a lessee and CEU designated as held-for-sale units. Our average utilization during the six months ended June 30, 2023 decreased compared to the six months ended June 30, 2022 due to increased drop-off volumes and decreased pick-up volumes as trade activity slowed. The following table summarizes our average total fleet utilization (CEU basis) for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Average Utilization	98.8%	99.6%	98.8%	99.6%

Market Overview

The container shipping market and hence the demand for leased containers, is mainly driven by the rate of growth of global trade and changes in per capita income as these influence worldwide consumption. The COVID-19 pandemic increased global container trade volumes and leasing demand due to high demand for consumer goods and prolonged supply chain congestion. We have strongly benefited from the increased global containerized trade disruptions that have emerged since the second half of 2020 and throughout 2022 and had invested heavily in new containers in response to strong container demand, which has been subdued starting in the second half of 2022 following the prior historic container production in 2021. The container leasing market is beginning to normalize during 2023 as the pandemic and supply chain disruptions have stabilized, resulting in moderated container prices and decreased container utilization, which remain elevated compared to historic levels. Container drop-offs, comprising of primarily sales-age containers and which had been subdued, started to increase in line with the reduced global shipping congestion.

While our liquidity and financial performance remain strong, current market conditions during the second half of 2023 are resulting in a lower container demand environment. Global geopolitical stress from factors including the ongoing Russia-Ukraine war, as well as inflation due to higher energy prices and increased consumer demand and monetary policy during the pandemic, have led to fears of recession. Additionally, the market volatility from recent bank failures, increased U.S. interest rates and the resulting stronger U.S. Dollar have contributed to global economic stress, which has at least partially contributed to risk of slowdown in market trade volumes. While uncertainty and global macroeconomic concerns remain, the market growth outlook appears to be improving with greater than expected resilience in Europe and North America, easing of inflationary pressure and the anticipated recovery in China now that pandemic restrictions have been lifted. As 2023 continues we remain optimistic as we benefit from stabilizing financial performance due to our long-term contracts and fixed rate financing policy even as our extremely high gains on container sales of our owned fleet have moderated from the peaks seen in the last two years. For additional information regarding the risk and uncertainties that we could encounter as a result of the COVID-19 pandemic, the Russia-Ukraine war and related global conditions, see Item 4, “Risk Factors” and Item 3, “Key Information - Risk Factors” included in our 2022 Form 20-F.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•
the demand for leased containers;
•
lease rates;
•
steel prices and the price and availability of other container components;
•
interest rates and availability of debt financing at acceptable terms;
•
our ability to lease our new containers shortly after we purchase them;
•
access to container production capacity;
•
prices of new and used containers and the impact of changing prices on containers held for sale and the residual value of our in-fleet owned containers;
•
remarketing risk;
•
the creditworthiness of our customers;
•
further consolidation among shipping lines and/or container lessors;
•
further consolidation of container manufacturers and/or decreased access to new containers;
•
global and macroeconomic factors that affect trade generally, such as recessions, trade disputes, terrorist attacks, pandemics, such as the COVID-19 pandemic, or the outbreak of war and hostilities, such as the impact of the Russian invasion of Ukraine.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information -- Risk Factors” included in our 2022 Form 20-F.

Results of Operations

Comparison of the Three and Six Months Ended June 30, 2023 and 2022

The following table summarizes our total revenues for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2023	2022	Variance	2023	2022	Variance
	(Dollars in thousands)			(Dollars in thousands)
Operating leases - owned fleet	$143,484	$152,590	$(9,106)	$288,808	$304,082	$(15,274)
Operating leases - managed fleet	10,693	12,678	(1,985)	21,803	25,319	(3,516)
Finance leases and container leaseback financing receivable - owned fleet	37,986	37,964	22	76,453	72,549	3,904
Total lease rental income	$192,163	$203,232	$(11,069)	$387,064	$401,950	$(14,886)

Management fees - non-leasing	$710	$673	$37	$1,454	$1,205	$249

Trading container sales proceeds	$4,849	5,392	$(543)	$8,815	13,010	$(4,195)
Cost of trading containers sold	(4,650)	(4,945)	295	(8,771)	(11,701)	2,930
Trading container margin	$199	$447	$(248)	$44	$1,309	$(1,265)

Gain on sale of owned fleet containers, net	$7,703	$23,213	$(15,510)	$17,251	$39,126	$(21,875)

Total lease rental income for the three months ended June 30, 2023 decreased $11,069 compared to the three months ended June 30, 2022, primarily due to $9,470 decrease arising from a reduction in our total operating fleet that was available for lease and $1,532 decrease due to lower utilization. Total lease rental income for the six months ended June 30, 2023 decreased $14,886 compared to the six months ended June 30, 2022, primarily due to $17,315 decrease arising from a reduction in our total operating fleet that was available for lease and $3,398 decrease due to lower utilization, partially offset by $3,904 increase due to the growth of our fleet on finance leases.

Trading container margin for the three months ended June 30, 2023 decreased $248 compared to the three months ended June 30, 2022; $502 of the decrease resulted from a reduction in per unit margin, partially offset by $254 increase resulting from an increase in unit sales volume. Trading container margin for the six months ended June 30, 2023 decreased $1,265 compared to the six months ended June 30, 2022; $1,611 of the decrease resulted from a reduction in per unit margin, partially offset by $346 increase resulting from an increase in unit sales volume.

Gain on sale of owned fleet containers, net for the three and six months ended June 30, 2023 decreased $15,510 and $21,875 compared to the three and six months ended June 30, 2022, respectively; $23,070 and $48,890 of the decrease resulted from a reduction in average gain per container sold due to a decrease in container selling prices and $1,528 and $1,673 of the decrease resulted from a decrease in day-one gain on sales-type leases, partially offset by $9,088 and $28,688 increase resulting from an increase in the number of containers being sold due to higher container sales volume from redeliveries of predominantly older and sales-age containers of our owned fleet where the lease contracts had expired, respectively.

The following table summarizes our total operating expenses for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2023	2022	Variance	2023	2022	Variance
	(Dollars in thousands)			(Dollars in thousands)
Direct container expense - owned fleet	$10,399	$6,779	$3,620	$20,442	$12,298	$8,144
Distribution expense to managed fleet container investors	9,507	11,302	(1,795)	19,432	22,475	(3,043)
Depreciation and amortization	70,527	72,957	(2,430)	142,365	145,450	(3,085)
General and administrative expense	12,752	13,185	(433)	25,871	24,712	1,159
Bad debt (recovery) expense, net	(100)	60	(160)	(405)	537	(942)
Container lessee default expense, net	12	435	(423)	51	555	(504)
Total operating expenses	$103,097	$104,718	$(1,621)	$207,756	$206,027	$1,729

Direct container expense – owned fleet for the three months ended June 30, 2023 increased $3,620 compared to the three months ended June 30, 2022, primarily due to a $2,149 increase in storage expense, a $405 increase in repositioning expense and a $334 increase in maintenance and handling expense, which resulted from increased turn-in of containers. Direct container expense – owned fleet for the six months ended June 30, 2023 increased $8,144 compared to the six months ended June 30, 2022, primarily due to a $4,734 increase in storage expense, a $1,636 increase in maintenance and handling expense and a $617 increase in repositioning expense, which resulted from increased turn-in of containers.

Distribution expense to managed fleet container investors for the three and six months ended June 30, 2023 decreased $1,795 and $3,043 compared to the three and six months ended June 30, 2022, respectively, primarily due to a decrease in lease rental income of the managed fleet resulting from a reduction in the managed fleet size.

Depreciation and amortization for the three months ended June 30, 2023 decreased $2,430 compared to the three months ended June 30, 2022, primarily due to $2,195 decrease due to a net reduction in the size of our owned depreciable operating fleet. Depreciation and amortization for the six months ended June 30, 2023 decreased $3,085 compared to the six months ended June 30, 2022, primarily due to $4,196 decrease due to a net reduction in the size of our owned depreciable operating fleet, partially offset by a $1,208 net increase in writing down the value of containers held for sale to their estimated fair value less cost to sell.

General and administrative expense for the three months ended June 30, 2023 decreased $433 compared to the three months ended June 30, 2022, primarily due to a $537 decrease in technology expense predominately related to our new ERP system effective in January 2022. General and administrative expense for the six months ended June 30, 2023 increased $1,159 compared to the six months ended June 30, 2022, primarily due to a $1,521 increase in compensation and benefit costs, partially offset by $595 decrease in technology expense predominately related to our new ERP system effective in January 2022.

Bad debt (recovery) expense, net for the three and six months ended June 30, 2023 amounted to a recovery of $100 and $405 compared to an expense of $60 and $537 for the three and six months ended June 30, 2022, respectively. The changes were primarily due to an update in the estimates for credit loss reserve on our net investment in finance leases and container leaseback financing receivable.

Container lessee default expense, net for the three and six months ended June 30, 2023 amounted to $12 and $51, respectively. Container lessee default expense, net for the three and six months ended June 30, 2022 amounted to $435 and $555, respectively, primarily comprised of an expense of $1,068 for written off containers that were deemed unlikely to be recovered from a problem lessee, partially offset by a recovery of $802 cash distribution from a prior bankruptcy lessee defaulted in 2013.

The following table summarizes other (expense) income and income tax expense for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2023	2022	Variance	2023	2022	Variance
	(Dollars in thousands)			(Dollars in thousands)
Interest expense	$(42,138)	$(37,593)	$(4,545)	$(84,268)	$(72,902)	$(11,366)
Other, net	2,107	352	1,755	3,929	258	3,671
Net other expense	$(40,031)	$(37,241)	$(2,790)	$(80,339)	$(72,644)	$(7,695)

Income tax expense	$(1,346)	$(2,047)	$701	$(2,822)	$(3,686)	$864

Interest expense for the three months ended June 30, 2023 increased $4,545 compared to the three months ended June 30, 2022, $7,272 of the increase resulted from an increase in average interest rates of 0.55 percentage points, partially offset by a $2,727 decrease resulting from a reduction in the average debt balance of $416,170. Interest expense for the six months ended June 30, 2023 increased $11,366 compared to the six months ended June 30, 2022, $14,633 of the increase resulted from an increase in average interest rates of 0.55 percentage points, partially offset by a $3,267 decrease resulting from a reduction in the average debt balance of $252,841.

Other, net for the three and six months ended June 30, 2023 increased $1,755 and $3,671 compared to the three and six months ended June 30, 2022, respectively, primarily due to $2,128 and $4,174 increase in interest income predominantly due to an increase in average interest rates.

Income tax expense for the three and six months ended June 30, 2023 decreased $701 and $864 compared to the three and six months ended June 30, 2022, respectively, primarily due to a lower pre-tax income, partially offset by a reduction in the proportion of our income generated in lower tax jurisdictions in 2023.

Segment Information

The following table summarizes our income before taxes attributable to each of our business segments for the three and six months ended June 30, 2023 and 2022 (before inter-segment eliminations):

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2023	2022	Variance	2023	2022	Variance
	(Dollars in thousands)			(Dollars in thousands)
Container ownership	$47,389	$72,749	$(25,360)	$97,709	$139,962	$(42,253)
Container management	7,385	11,070	(3,685)	13,038	24,863	(11,825)
Container resale	3,747	3,849	(102)	7,152	6,856	296
Other	(1,923)	(2,023)	100	(3,822)	(3,046)	(776)
Eliminations	1,049	(39)	1,088	3,641	(3,716)	7,357
Income before income taxes	$57,647	$85,606	$(27,959)	$117,718	$164,919	$(47,201)

Income before income taxes attributable to the Container Ownership segment for the three months ended June 30, 2023 decreased $25,360 compared to the three months ended June 30, 2022. The following table summarizes the variances included within this decrease:

Decrease in depreciation expense	$2,436
Increase in interest income	1,421
Decrease in gain on sale of owned fleet containers, net	(15,314)
Decrease in lease rental income - owned fleet	(9,196)
Increase in interest expense	(4,555)
Increase in direct container expense	(593)
Other	441
$(25,360)

Income before income taxes attributable to the Container Ownership segment for the six months ended June 30, 2023 decreased $42,253 compared to the six months ended June 30, 2022. The following table summarizes the variances included within this decrease:

Decrease in depreciation expense	$3,160
Increase in interest income	2,736
Change from bad debt expense, net to bad debt recovery, net	759
Decrease in gain on sale of owned fleet containers, net	(21,679)
Decrease in lease rental income - owned fleet	(11,692)
Increase in interest expense	(11,386)
Increase in direct container expense	(4,402)
Other	251
$(42,253)

Income before income taxes attributable to the Container Management segment for the three months ended June 30, 2023 decreased $3,685 compared to the three months ended June 30, 2022. The following table summarizes the variances included within this decrease:

Decrease in distribution expense to managed fleet container investors	$1,795
Increase in interest income	663
Decrease in management fees	(4,209)
Decrease in lease rental income - managed fleet	(1,985)
Other	51
$(3,685)

Income before income taxes attributable to the Container Management segment for the six months ended June 30, 2023 decreased $11,825 compared to the six months ended June 30, 2022. The following table summarizes the variances included within this decrease:

Decrease in distribution expense to managed fleet container investors	$3,043
Increase in interest income	1,387
Decrease in management fees	(12,159)
Decrease in lease rental income - managed fleet	(3,516)
Increase in general and administrative expense	(811)
Other	231
$(11,825)

Income before income taxes attributable to the Container Resale segment for the three months ended June 30, 2023 decreased $102 compared to the three months ended June 30, 2022, primarily due to a decrease in trading container margin, partially offset by an increase in management fees. Income before income taxes attributable to the Container Resale segment for the six months ended June 30, 2023 increased $296 compared to the six months ended June 30, 2022, primarily due to an increase in management fees, partially offset by a decrease in trading container margin.

Loss before income taxes attributable to Other activities unrelated to our reportable business segments for the three months ended June 30, 2023 decreased $100 compared to the three months ended June 30 2022, primarily due to a decrease in general and administrative expense, partially offset by an increase in foreign currency exchange loss. Loss before income taxes attributable to Other activities unrelated to our reportable business segments for the six months ended June 30, 2023 increased $776 compared to the six months ended June 30 2022, primarily due to increases in general and administrative expense and foreign currency exchange loss.

Segment eliminations changed from a net loss of $39 for the three months ended June 30, 2022 to a net income of $1,049 for the three months ended June 30, 2023. This change consisted of a $1,069 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $19 increase in amortization related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Segment eliminations changed from a net loss of $3,716 for the six months ended June 30, 2022 to a net income of $3,641 for the six months ended June 30, 2023. This change consisted of a $7,259 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $98 increase in amortization related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records lease rental income and depreciation expense to amortize the acquisition fees over the lease terms and useful lives of the containers, respectively, which are eliminated in consolidation.

Currency

Almost all of our revenues are denominated in U.S. dollars, and our direct container expenses and operating expenses were substantially denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2022 Form 20-F. Our operations in non-U.S. dollar locations have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. Foreign exchange fluctuations did not materially impact our financial results for the three and six months ended June 30, 2023. We do not engage in currency hedging.

Liquidity and Capital Resources

As of June 30, 2023, we had cash and cash equivalents (including restricted cash) of $256,074. For the six months ended June 30, 2023, cash provided by operating activities, together with the proceeds from container leaseback financing receivable and proceeds from sale of containers, was $421,254. In addition, we had $884,101 of maximum borrowing capacity remaining under our debt facilities as of June 30, 2023. Our principal sources of liquidity have been our cash flows from operations including the sale of containers and borrowings under debt facilities. Our cash inflows from operations are affected by the utilization rate of our fleet and the per diem rates of our leases, whereas the cash inflows from proceeds for the sale of containers are affected by market demand for used containers and our available inventory of containers for sale. Our cash outflows are affected by payments and expenses primarily related to our purchasing of containers, required principal and interest payments on our debt obligations, and any dividends and common share repurchases.

The global banking market has recently experienced increased volatility as a result of several highly publicized distressed or closed banks, the most significant of these being Silicon Valley Bank and First Republic Bank. The Company has no cash and cash equivalents and restricted cash deposited with these banks and we have not realized any losses as a result of this increased market volatility. Although we do not hold accounts in these banks, any future adverse developments with respect to specific financial institutions or the broader financial services industry may cause liquidity shortages, impair the ability of companies to access near-term working capital needs, and create market and economic uncertainty. Assuming that our lenders remain solvent, and lessees meet their lease payment obligations, we currently believe that our existing cash and cash equivalents, cash flows generated from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our working capital needs and other capital and liquidity requirements for the next twelve months.

Capital Expenditures and Commitments

As of June 30, 2023, we had container contracts payable to manufacturers of $72,618. During the six months ended June 30, 2023, we paid $69,208 for containers, including for containers under leaseback financing receivable, and we have $23,850 of total purchase commitments for future container investments for delivery subsequent to June 30, 2023.

As of June 30, 2023, we had $8,755 of future payment obligations related to our office operating leases, of which $2,362 is due within the next twelve months.

As of June 30, 2023, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Dividends

During the six months ended June 30, 2023, we paid $9,938 of cash dividends to our preferred shareholders. As of June 30, 2023, we have cumulative undeclared and unpaid preferred dividends of $854.

During the six months ended June 30, 2023, our board of directors declared a $0.30 quarterly cash dividend per common share for a total aggregate amount paid of $25,398 to our common shareholders.

Share Repurchase Program

Since the inception of the program in 2019, we repurchased an aggregate total of $412,508 under our share repurchase program, of which $84,105 were repurchased during the six months ended June 30, 2023.

Description of Indebtedness

As of June 30, 2023, the total outstanding principal balance on our debt facilities was $5,295,075, of which $400,327 is due within the next twelve months. Final maturities on these debt facilities occur between December 2026 and August 2046.

As of June 30, 2023, our estimated future aggregate interest payments on debt obligations amounted to $952,129 (including amounts due within the next twelve months of $228,919), and our estimated future aggregate interest receivable on interest rate swaps amounted to $298,452 (including amounts receivable within the next twelve months of $69,790).

As of June 30, 2023, we had the following outstanding borrowings and borrowing capacities per debt facility (in thousands):

					Available
		Additional			Borrowing, as	Current and
	Current	Borrowing	Total	Current	Limited by the	Available
Facility:	Borrowing	Commitment	Commitment	Borrowing	Borrowing Base	Borrowing
TL Revolving Credit Facility	$1,309,858	$590,142	$1,900,000	$1,309,858	$342,113	$1,651,972
TL 2019 Term Loan	121,503	—	121,503	121,503	—	121,503
TL 2021-1 Term loan	57,515	—	57,515	57,515	—	57,515
TL 2021-2 Term Loan	184,825	—	184,825	184,825	—	184,825
TMCL II Secured Debt Facility (1)	1,206,041	293,959	1,500,000	1,206,041	9,651	1,215,692
TMCL VII 2020-1 Bonds	306,577	—	306,577	306,577	—	306,577
TMCL VII 2020-2 Bonds	446,788	—	446,788	446,788	—	446,788
TMCL VII 2020-3 Bonds	165,695	—	165,695	165,695	—	165,695
TMCL VII 2021-1 Bonds	445,948	—	445,948	445,948	—	445,948
TMCL VII 2021-2 Bonds	538,325	—	538,325	538,325	—	538,325
TMCL VII 2021-3 Bonds	512,000	—	512,000	512,000	—	512,000
Total (2)	$5,295,075	$884,101	$6,179,176	$5,295,075	$351,765	$5,646,840
(1)
Amounts on all the bonds payable exclude an unamortized discount in an aggregate amount of $428.
(2)
Current borrowing for all debts excludes unamortized debt issuance costs in an aggregate amount of $29,798.

All of our debt facilities are secured by specific pools of containers and related assets owned by the Company. In addition to customary events of default as defined in our credit agreements and indenture and various restrictive financial covenants, the Company’s debt facilities also contain various other debt covenants and borrowing base minimums. As of June 30, 2023, we were in compliance with all of the applicable debt covenants.

Cash Flow

The following table summarizes cash flow information for the six months ended June 30, 2023 and 2022:

	Six Months Ended
	June 30,
	2023	2022	Variance
	(Dollars in thousands)
Net income	$114,896	$161,233	$(46,337)
Adjustments to reconcile net income to net cash provided by operating activities	193,894	222,996	(29,102)
Net cash provided by operating activities	308,790	384,229	(75,439)
Net cash provided by (used in) investing activities	43,259	(603,944)	647,203
Net cash (used in) provided by financing activities	(363,397)	249,519	(612,916)
Effect of exchange rate changes	13	(236)	249
Net change in cash, cash equivalents and restricted cash	(11,335)	29,568	(40,903)
Cash, cash equivalents and restricted cash, beginning of period	267,409	282,572	(15,163)
Cash, cash equivalents and restricted cash, end of the period	$256,074	$312,140	$(56,066)

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2023 decreased by $75,439 compared to the six months ended June 30, 2022. The decrease in net cash provided by operating activities was due to a $49,929 decrease in net income adjusted for depreciation and other non-cash items and a $25,510 decrease in net working capital adjustments. The decrease in net working capital adjustment provided by operating activities was primarily due to a decrease of $28,150 in receipt of payments on finance leases, net of income earned, due to lower prepayments on finance leases, and a decrease of $13,303 in accounts payable and accrued expenses due to timing of payments, partially offset by a $21,875 decrease in gain on sale of owned fleet containers, net.

Investing Activities

Net cash provided by investing activities was $43,259 for the six months ended June 30, 2023, compared to net cash used in investing activities of $603,944 for the six months ended June 30, 2022. The change was primarily due to a $654,007 decrease in payments for container purchases, including containers under leaseback financing receivable.

Financing Activities

Net cash used in financing activities was $363,397 for the six months ended June 30, 2023, compared to net cash provided by financing activities of $249,519 for the six months ended June 30, 2022. The change was primarily due to a $606,066 decrease in net borrowings resulting from the decrease in container purchases, and a $2,502 increase in purchases of treasury shares under the Company’s share repurchase program.

Critical Accounting Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2022 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2022 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2022 Form 20-F.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the six months ended June 30, 2023, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2022 Form 20-F.

Interest Rate Risk

We have entered into various interest rate swap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the Secured Overnight Financing Rate (“SOFR”). We also utilized forward starting interest rate swap agreements to reduce the impact of interest rate changes on anticipated future debt issuances. We also utilized interest rate cap agreements, which place a ceiling on the Company’s exposure to rising interest rates, to manage interest rate risk exposure. All of our derivative agreements are with highly rated financial institutions. Credit exposures are measured based on the market value of outstanding derivative instruments. As of June 30, 2023, all of our interest rate swap agreements are designated as cash flow hedges for accounting purposes, and any unrealized gains or losses related to the changes in fair value are recognized in accumulated comprehensive income (loss) and re-classed to interest expense as they are realized.

The notional amount of the interest rate swap agreements was $2,084,869 as of June 30, 2023, with expiration dates between July 2023 and December 2033. We pay fixed rates between -0.02% and 3.84% under the interest rate swap agreements. The notional amount of the forward starting interest rate swap agreement is $100,000 with an effective date of February 28, 2024 with a fixed pay rate of 1.96% and an expiration date of February 28, 2034. The net fair value of these agreements was an asset of $146,519 as of June 30, 2023.

As of June 30, 2023, approximately 92% of our debt is either fixed or hedged using derivative instruments which helps mitigate the impact of changes in short-term interest rates. It is estimated that a 1% increase in interest rates on our unhedged debt would result in an increase of $4,310 in interest expense over the next twelve months.

ITEM 4. RISK FACTORS

Other than the matters noted below, there have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2022 Form 20-F that was filed with the Securities and Exchange Commission on February 14, 2023. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares. The following is a discussion of risks relating to the collapse of certain U.S. banks and potentially other financial institutions which could cause our future results to be materially adversely affected.

The collapse or non-performance of certain U.S. banks and potentially other financial institutions may have adverse impacts on certain of our customers’ ability to pay money owed to the Company or could impact our access to our cash which could adversely affect our financial condition.

On March 10, 2023, Silicon Valley Bank was shut down, followed on March 11, 2023, by Signature Bank and on May 1, 2023, by First Republic Bank. We do not have a banking relationship with these banks. Since that time, there have been reports of instability at other banks across the globe and the recent rapid rise in short term interest rates may continue to pressure banks and financial institutions if a material amount of their fixed rate assets yield less than the cost of their deposits. If any of our lenders, counterparties or depository institutions enter receivership or become insolvent in the future due to financial conditions affecting the banking system and financial markets, our ability to access our cash and financing sources, including transferring funds, making payments or receiving funds, may be threatened and could have a material adverse effect on our business, liquidity and financial condition, including the loss of any uninsured deposits of ours. Furthermore, our customers face the same risks with their financial institutions, which may impact our customers’ ability to pay their current or future debts owed to the Company.

Despite the steps taken to date by U.S. agencies to protect depositors, the follow-on effects of the events surrounding recent bank failures and pressure on other banks are unknown, could include failures of other financial institutions to which we or our customers face direct or more significant exposure, and may lead to significant disruptions to our results of operations and financial position. While we are taking steps to identify any potential impact and manage risks, we cannot be certain that we will be able to avoid negative consequences directly or indirectly from the foregoing events or other impacts on financial institutions.

ITEM 5. EXHIBITS

The following exhibits are filed as part of this Quarterly Report on Form 6-K:

Exhibit Number	Description of Document

101.INS†	Inline XBRL Instance Document

101.SCH†	Inline XBRL Taxonomy Extension Schema Document

101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

† Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Textainer Group Holdings Limited

/s/ Olivier Ghesquiere
Olivier Ghesquiere
President and Chief Executive Officer

/s/ Michael K. Chan
Michael K. Chan
Executive Vice President and Chief Financial Officer

Date: August 1, 2023